UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OCLARO, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)
67555N107
(CUSIP Number of Common Stock Underlying Class of Securities)

Kate Rundle, Esq.
Executive Vice President and General Counsel
Oclaro, Inc.
2584 Junction Avenue
San Jose, California 95134
Tel: (408) 383-1400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Steve Gillette, Esq.
Jones Day
1755 Embarcadero Road
Palo Alto, CA 94303
Tel: (650) 739-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,016,586	$112.53

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 4,554,169 shares of the issuer’s common stock and have an aggregate value of $2,016,586 as of November 5, 2009, calculated based on a Black-Scholes option pricing model. $111.20 of the Amount of Filing Fee was paid on November 2, 2009 in connection with the initial filing of the Schedule TO to which this Amendment No. 1 relates. An additional $1.33 is being paid in connection with the filing of this Amendment No. 1 to reflect certain options to purchase our common stock that are eligible for the exchange offer but were not included in the Transaction Valuation set forth in such Schedule TO.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $111.20	Filing party: Oclaro, Inc.
Form or Registration No.: Schedule TO	Date filed: November 2, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Note
          This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by Oclaro, Inc. (the “Company”) on November 2, 2009, pursuant to which the Company offered certain of its employees the opportunity to exchange some or all of their outstanding options to purchase the Company’s common stock for fewer replacement stock options (the “Exchange Offer”) on the terms and conditions set forth in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated November 2, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.
The Company’s Bookham Technology Plc 1998 Employee Share Option Scheme (the “1998 Bookham Plan”)
          Outstanding options granted under the 1998 Bookham Plan and eligible for the Exchange Offer were excluded from certain of the numbers and calculations provided in the Schedule TO and the Offer to Exchange. The information set forth in the table below reflects the inclusion of the outstanding options granted under the 1998 Bookham Plan. It also reflects the exclusion of an expired option to purchase 1,200 shares that had been previously included in such numbers and calculations in the Schedule TO and the Offer to Exchange. The Company hereby amends and supplements the Schedule TO and the Offer to Exchange in accordance with the following table, such that all references to the information set forth in the “Prior Value” column shall be replaced with the information set forth in the column labeled “Revised Value Including Options Outstanding under the 1998 Bookham Plan.”

Revised Value Including
Options Outstanding under
Information	Prior Value	the 1998 Bookham Plan
Aggregate shares subject to all options eligible for the Exchange Offer:	4,307,769, previously calculated as of October 27, 2009	4,554,169, as of November 5, 2009

Aggregate value of all options eligible for the Exchange Offer calculated based on a Black-Scholes option pricing model:	$1,992,774, previously calculated as of October 27, 2009	$2,016,586, as of November 5, 2009

Range of exercise prices for outstanding options eligible for the Exchange Offer:	$2.00 to $236.02, previously calculated as of October 27, 2009	$2.00 to $597.71, as of November 5, 2009

Average exercise price of outstanding options eligible for the Exchange Offer:	$6.08, previously calculated as of October 27, 2009	$6.65, as of November 5, 2009

Ratio of the average exercise price of outstanding eligible options to a recent closing price of the Company’s common stock:	The average exercise price of $6.08 is 5.4 times $1.12, the closing price of the Company’s common stock on the Nasdaq Global Market on October 27, 2009	The average exercise price of $6.65 is 5.7 times $1.17, the closing price of the Company’s common stock on the Nasdaq Global Market on November 5, 2009

Revised Value Including
Options Outstanding under
Information	Prior Value	the 1998 Bookham Plan
Number of shares subject to replacement options that would be granted pursuant to the Exchange Offer, assuming that all eligible options were surrendered for exchange:	2,089,604, previously calculated as of October 27, 2009	2,130,558, as of November 5, 2009
          As indicated in the table above, the Company recalculated the aggregate value of outstanding options eligible for exchange in the Exchange Offer as of November 5, 2009, using the Black-Scholes option pricing model, to include the 247,600 options outstanding under the 1998 Bookham Plan. Such recalculation has not resulted in any adjustment of the exchange ratios for the Exchange Offer set forth in the section “The Exchange Offer — Section 4, Exchange Ratios” of the Offer to Exchange. Using such exchange ratios, the terms of the replacement options remain designed to have a fair value that is, in the aggregate, not materially greater than the fair value of the eligible options, assuming that all eligible options are surrendered for exchange in the Exchange Offer.
          The outstanding options under the 1998 Bookham Plan were granted with exercise prices denominated in British pounds. For purposes of this Amendment No. 1, the Company has used the exchange rate of £1.00 to $1.658 as reported by Barclays on November 5, 2009. The British pound – U.S. dollar exchange rate is subject to fluctuation and may be different as of the time the Exchange Offer closes, which is currently expected to be not earlier than 5 p.m. Pacific time on December 2, 2009. For purposes of determining the actual exchange ratio applicable to each option granted under the 1998 Bookham Plan and surrendered for exchange in the Exchange Offer, the Company will use the British pound – U.S. dollar exchange rate published by Barclays on the date the Exchange Offer closes. Eligible employees who hold options granted under the 1998 Bookham Plan should note that the exercise price of their options as measured in U.S. dollars may change according to the fluctuations in the British pound – U.S. dollar exchange rate between November 5, 2009 and the date the Exchange Offer closes. This could result in the actual exchange ratio for certain of those options being different from the exchange ratio that would have applied using the November 5, 2009 exchange rate. For example, if an eligible employee holds and surrenders for exchange an option granted under the 1998 Bookham Plan with an exercise price in British pounds of £5.13, the exercise price of such option in U.S. dollars as of November 5, 2009 would be $8.50, which would qualify the surrendered option for a 6.00 to 1 exchange ratio (eligible options to replacement options). If, due to fluctuations in the exchange rate, that same British pound-denominated exercise price is equivalent to $7.99 on the date the Exchange Offer closes, the actual exchange ratio applied to the surrendered option will be 3.00 to 1.
          Holders of outstanding options under the 1998 Bookham Plan should also note that all replacement options granted pursuant to the Exchange Offer will have exercise prices denominated in U.S. dollars, regardless of the fact that the exercise prices of the surrendered options were denominated in British pounds.
The Company’s Quarterly Report on Form 10-Q for the Quarter Ended September 26, 2009
          In connection with the Company’s filing of its Quarterly Report on Form 10-Q for the quarter ended September 26, 2009, filed with the SEC on November 9, 2009, the Company hereby amends and supplements the Offer to Exchange as follows:
          The first sentence of the paragraph in the section “Risk Factors — Risks Related to Our Business and Common Stock” of the Offer to Exchange is hereby amended as follows: the phrase “and our Quarterly Report on Form 10-Q for the quarter ended September 26, 2009” is inserted after “You should carefully review the risk factors contained in our periodic and other reports filed with the SEC, including those in our Annual Report on Form 10-K for the fiscal year ended June 27, 2009.”

          The section “The Exchange Offer — Section 14, Information Concerning Oclaro; Financial Information — Financial Information” shall be replaced in its entirety by the following:
          “We have presented below a summary of our consolidated financial data. The following summary consolidated financial information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended June 27, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 26, 2009, which are incorporated herein by reference. The selected consolidated statements of operations data for the fiscal years ended June 27, 2009 and June 28, 2008 and the three-month period ended September 26, 2009, and the selected consolidated balance sheet data as of September 26, 2009, June 27, 2009 and June 28, 2008, are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended June 27, 2009 and our unaudited condensed consolidated financial statements that are included in our Quarterly Report on Form 10-Q for the quarter ended September 26, 2009. Our historical results are not necessarily indicative of the results to be expected in any future period.

	September	June 27,	June 28,
	26, 2009	2009 (1)	2008
	(Thousands)
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	$197,946	$198,314	$163,822
Total assets	$232,594	$233,388	$212,090
Total current liabilities	$71,476	$72,987	$42,290
Total liabilities	$90,507	$92,998	$63,028
Total stockholders’ equity	$142,087	$140,390	$149,062

	Three Months
	Ended	Year Ended
	September 26,	June 27,	June 28,
	2009	2009 (1)	2008
	(Thousands, except per share amounts)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues	$85,110	$210,923	$202,663
Gross profit	$22,081	$46,498	$40,761
Loss from continuing operations before income taxes	$(1,544)	$(24,370)	$(23,256)
Income tax provision	$223	$1,399	$5
Loss from continuing operations	$(1,767)	$(25,769)	$(23,261)
Loss from discontinued operations, net of tax	$1,270	$(6,387)	$(179)
Net loss	$(497)	$(32,156)	$(23,440)

Basic and diluted net loss per share:
Loss per share from continuing operations	$(0.01)	$(0.22)	$(0.25)
Loss per share from discontinued operations	0.01	(0.06)	—

Net loss per share	$—	$(0.28)	$(0.25)

(1)	On April 27, 2009, the Company completed its merger with Avanex Corporation. The results of Avanex Corporation’s operations have been included in the Company’s consolidated financial results subsequent to the date of the merger.”
          The section “The Exchange Offer — Section 14, Information Concerning Oclaro; Financial Information — Ratio of Earnings to Fixed Charges” shall be replaced in its entirety by the following:

          “The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before provision for income taxes and the cumulative effects of accounting changes. Fixed charges consist of interest and debt expense, including amortization of debt-related expenses and interest capitalized during the period, as well as an estimate for the interest portion of rental expense.

	Three Months
	Ended	Year Ended
	September	June 27,	June 28,
	26, 2009	2009	2008
Ratio of earnings to fixed charges	(1)	(1)	(1)

(1)	For the three months ended September 26, 2009, the earnings available to cover fixed charges was deficient by $1.5 million . For fiscal year 2009, the earnings available to cover fixed charges was deficient by $24.4 million. For fiscal year 2008, the earnings available to cover fixed charges was deficient by $23.3 million.”
          The section “The Exchange Offer — Section 14, Information Concerning Oclaro; Financial Information — Book Value per Share” shall be replaced in its entirety by the following:
          “Our book value per share as of our most recent balance sheet dated September 26, 2009 was $0.76.”
          The first sentence of the paragraph in the section “The Exchange Offer — Section 14, Information Concerning Oclaro; Financial Information — Additional Information” of the Offer to Exchange is hereby amended as follows: the phrase “and our Quarterly Report on Form 10-Q for the quarter ended September 26, 2009” is inserted after “For additional information about us, please refer to our Annual Report on Form 10-K for the fiscal year ended June 27, 2009.”
          The section “The Exchange Offer — Section 21, Additional Information” of the Offer to Exchange is hereby amended and supplemented to add the following:
          “(e) Our Quarterly Report on Form 10-Q for the quarter ended September 26, 2009, filed with the SEC on November 9, 2009.”
          Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 1.	Summary Term Sheet.
Item 1 of the Schedule TO is hereby amended and supplemented to add the following:
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” as amended by this Amendment No. 1, is incorporated herein by reference.

Item 2.	Subject Company Information.
Item 2 of the Schedule TO is hereby amended and supplemented to add the following:
     (b) Securities.
As of November 5, 2009, approximately 4,554,169 shares were subject to Eligible Options (as defined in the Schedule TO).
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” “Risk Factors,” “The Exchange Offer — Section 3, Eligible Options,” “The Exchange Offer — Section 4, Exchange Ratios,” and “The Exchange Offer — Section 5, Source and Amount of Consideration; Terms of Replacement Options,” as amended by this Amendment No. 1, is incorporated herein by reference.

Item 4.	Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented to add the following:
     (a) Material Terms.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “The Exchange Offer,” as amended by this Amendment No. 1, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
Item 6 of the Schedule TO is hereby amended and supplemented to add the following:
     (a) Purposes.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “The Exchange Offer — Section 1, Purpose of the Option Exchange Program,” as amended by this Amendment No. 1, is incorporated herein by reference.
     (b) Use of Securities Acquired.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “The Exchange Offer — Section 17, Accounting Consequences of the Exchange,” as amended by this Amendment No. 1, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
Item 7 of the Schedule TO is hereby amended and supplemented to add the following:
     (a) Source of Funds.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” “The Exchange Offer — Section 4, Exchange Ratios” and “The Exchange Offer — Section 5, Source and Amount of Consideration; Terms of Replacement Options,” as amended by this Amendment No. 1, is incorporated herein by reference.

Item 10.	Financial Statements.
Item 10 of the Schedule TO is hereby amended and supplemented to add the following:
     (a) Financial Information.
The information set forth in the Offer to Exchange under “The Exchange Offer — Section 14, Information Concerning Oclaro; Financial Information” and “The Exchange Offer — Section 21, Additional Information,” as amended by this Amendment No. 1, is incorporated herein by reference.
The financial information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 26, 2009, filed on November 9, 2009, is incorporated herein by reference. The Company’s Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

OCLARO, INC.
/s/ Jerry Turin
Jerry Turin
Chief Financial Officer Date: November 9, 2009